================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)
                             -----------------------

                                 Blackboard Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    091935502
                                 (CUSIP Number)

                                 Stacey Seewald
                           Sandler Capital Management
                          711 Fifth Avenue, 15th Floor
                               New York, NY 10022
                                 (212) 754-8100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                January 20, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


091935502                                                           Page 2 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sandler Associates
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          959,502 shares
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                -0-
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          959,502 shares
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           959,502 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.72%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           PN
 -------------------------------------------------------------------------------

091935502                                                           Page 3 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sandler Associates II, LP
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          48,778 shares
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                -0-
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          48,778 shares
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,778 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.19%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           PN
 -------------------------------------------------------------------------------

091935502                                                           Page 4 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sandler Offshore Fund, Inc.
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          668,354 shares
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                -0-
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          668,354 shares
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           668,354 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.59%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           CO
 -------------------------------------------------------------------------------

091935502                                                           Page 5 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sandler Capital Structure Opportunities, Ltd.
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          10,000 shares
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                -0-
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          10,000 shares
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.04%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           CO
 -------------------------------------------------------------------------------

091935502                                                           Page 6 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Andrew Sandler.
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United Statess
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          -0-
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                1,818,606 shares
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          1,818,606 shares
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,818,606 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.06%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           IN
 -------------------------------------------------------------------------------

091935502                                                           Page 7 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sandler Capital Management
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          -0-
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                810,326 shares
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          810,326 shares
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           810,326 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.14%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           PN
 -------------------------------------------------------------------------------

091935502                                                           Page 8 of 21


 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Douglas Schimmel
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                                 (b)  [ ]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                    WC
 -------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [ ]
 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
 -------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                          -0-
            NUMBER OF       ----------------------------------------------------
              SHARES             8        SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING                10,000 shares
             PERSON         ----------------------------------------------------
              WITH               9        SOLE DISPOSITIVE POWER

                                          -0-
 -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          10,000 shares
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000 shares
 -------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.04%
 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           IN
 -------------------------------------------------------------------------------

091935502                                                           Page 9 of 21


Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Blackboard Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are Blackboard Inc., 1899 L Street, N.W., Washington D.C. 20036.

Item 2.  Identity and Background.

     This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as "Reporting Persons"):

     (i) Sandler Associates, a New York limited partnership ("SA"), by virtue of its beneficial ownership of 959,502 shares of the Common Stock covered by this Statement;

     (ii) Sandler Associates II, LP, a New York limited partnership ("SA II"), by virtue of its beneficial ownership of 48,778 shares of the Common Stock covered by this Statement;

     (iii) Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands ("SOF"), by virtue of its beneficial ownership of 668,354 shares of the Common Stock covered by this Statement;

     (iv) Sandler Capital Structure Opportunities Master Fund, Ltd., a company formed under the laws of the Cayman Islands ("SCSOF"), by virtue of its beneficial ownership of 10,000 shares of the Common Stock covered by this Statement;

     (v) Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 1,818,606 shares of Common Stock covered by this Statement;

     (vi) Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of its being the investment adviser to SOF, SCSOF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 810,326 shares of Common Stock covered by this Statement; and

     (vii) Douglas Schimmel, a U.S. citizen, by virtue of his being the portfolio manager of SCSOF, as a result of which he may be deemed to have beneficial ownership of 10,000 shares of Common Stock covered by this Statement.

     Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of each Reporting Person (other than SCSOF) is 711 Fifth Avenue, 15th Floor, New York, NY 10022. The address of the principal office of SCSOF is c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM11, Bermuda.

     There are seven general partners of SCM (the "SCM General Partners"). The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., TERPSI Corp., SERF Corp., SAM SCM Corp., and DRP SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring,

091935502                                                          Page 10 of 21


holding and disposing of interests in various companies for investment purposes. Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation. ARH Corp. and ALCR Corp. are Delaware corporations. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     There are eight general partners of each of SA and SA II (the "SA and SA II General Partners"). The SA and SA II General Partners are Michael Marocco, Andrew Sandler, Douglas Schimmel, Hannah Craven, Harvey Sandler, SAM SA LLC, DRP SA LLC, and The Harvey Sandler Revocable Trust, each of which (other than The Harvey Sandler Revocable Trust) has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The Harvey Sandler Revocable Trust has an address of 17591 Lake Estate Drive, Boca Raton, FL 33496. Each of Michael Marocco, Andrew Sandler, Douglas Schimmel, Hannah Craven and Harvey Sandler is a U.S. citizen. Each of SAM SA LLC and DRP SA LLC are New York limited liability companies. The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of The Harvey Sandler Revocable Trust, SAM SA LLC and DRP SA LLC, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     None of the Reporting Persons and to the best of each of the Reporting Person's knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the Common Stock was the general working capital of SA, SA II, SOF, SCSOF, and the various managed accounts to which SCM serves as investment adviser.

Item 4.  Purpose of Transaction.

     Reporting Persons hold the Common Stock for investment, in the ordinary course of their businesses. In the future, Reporting Persons may, in the ordinary course of their businesses, make additional purchases and/or sales of the Common Stock. In addition, in the future, Reporting Persons may communicate with management of the Issuer to offer suggestions with respect to the direction and future prospects of the Issuer. Except as set forth above, Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, each of SA, SA II, SOF and SCSOF each own of record 731,400 shares of Common Stock, 37,100 shares of Common Stock, 509,500 shares of Common

091935502                                                          Page 11 of 21


Stock and 10,000 shares of Common Stock, respectively, or 3.72% , 0.19%, 2.59% and 0.04% respectively, of the Company's issued and outstanding shares of Common Stock.

     By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SOF, SCSOF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 810,326 shares of Common Stock or 3.14% of the Company's issued and outstanding shares of Common Stock.

     By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SCSOF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 1,818,606 shares of Common Stock or 7.06% of the Company's issued and outstanding shares of Common Stock.

     By virtue of the fact that Douglas Schimmel is the portfolio manager of SCSOF and is authorized and empowered to vote and dispose of the securities held by SCSOF, Douglas Schimmel may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Douglas Schimmel may be deemed to own beneficially an aggregate of 10,000 shares of Common Stock or 0.04% of the Company's issued and outstanding shares of Common Stock.

     (b) SA has the sole power to direct the vote and the sole power to direct the disposition of the 959,502 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 48,778 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 668,354 shares of Common Stock that may be deemed to be owned beneficially by it. SCSOF has the sole power to direct the vote and the sole power to direct the disposition of the 10,000 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 810,326 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 1,818,606 shares of Common Stock that may be deemed to be owned beneficially by him. Douglas Schimmel has the shared power to direct the vote and the shared power to direct the disposition of the 10,000 shares of Common Stock that may be deemed to be owned beneficially by him.

     (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e) Not Applicable.

091935502                                                          Page 12 of 21


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

     Not applicable.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 7.01: Joint Filing Agreement

091935502                                                          Page 13 of 21


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 27, 2005.
                                           SANDLER CAPITAL MANAGEMENT
                                           By:  MJDM Corp., a general partner

                                           By:  /s/ Moira Mitchell
                                                --------------------------------
                                           Name:  Moira Mitchell
                                           Title: President

                                           SANDLER ASSOCIATES

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler
                                           Title: General Partner

                                           SANDLER ASSOCIATES II, L.P.

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler
                                           Title: General Partner

                                           SANDLER OFFSHORE FUND, INC.

                                           By:  /s/ Steven Warshavsky
                                                --------------------------------
                                           Name:  Steven Warshavsky
                                           Title: Director

                                           SANDLER CAPITAL STRUCTURE
                                           OPPORTUNITIES MASTER FUND, LTD.

                                           By:  /s/ Steven Warshavsky
                                                --------------------------------
                                           Name:  Steven Warshavsky
                                           Title: Director

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler


                                           By:  /s/ Douglas Schimmel
                                                --------------------------------
                                           Name:  Douglas Schimmel

091935502                                                          Page 14 of 21

                                  EXHIBIT 7.01

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Blackboard Inc. and that this Agreement be included as an Exhibit to such statement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of January 27, 2005.

                                           SANDLER CAPITAL MANAGEMENT
                                           By:  MJDM Corp., a general partner

                                           By:  /s/ Moira Mitchell
                                                --------------------------------
                                           Name:  Moira Mitchell
                                           Title: President

                                           SANDLER ASSOCIATES

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler
                                           Title: General Partner

                                           SANDLER ASSOCIATES II, L.P.

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler
                                           Title: General Partner

                                           SANDLER OFFSHORE FUND, INC.

                                           By:  /s/ Steven Warshavsky
                                                --------------------------------
                                           Name:  Steven Warshavsky
                                           Title: Director

                                           SANDLER CAPITAL STRUCTURE
                                           OPPORTUNITIES MASTER FUND, LTD.

                                           By:  /s/ Steven Warshavsky
                                                --------------------------------
                                           Name:  Steven Warshavsky
                                           Title: Director

                                           By:  /s/ Andrew Sandler
                                                --------------------------------
                                           Name:  Andrew Sandler


                                           By:  /s/ Douglas Schimmel
                                                --------------------------------
                                           Name:  Douglas Schimmel

091935502                                                          Page 15 of 21


                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.



                                   MJDM CORP.

            Michael Marocco, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


               Kathy Rose, Vice President, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

091935502                                                          Page 16 of 21




                                   ALCR CORP.

             Andrew Sandler, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 17 of 21


                     Ellen O'Keefe, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,
                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                                    ARH CORP.


           Harvey Sandler, Majority Shareholder and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                          Jeffrey M. Levine, President
                                  United States
                             Chief Financial Officer
                              Sandler Enterprises,
                               Investment Services
                              1555 North Park Drive
                                    Suite 101
                              Weston, Florida 33329


                     Moira Mitchell, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,

091935502                                                          Page 18 of 21

                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                                   SERF CORP.

            Douglas Schimmel, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590


                                  TERPSI CORP.

             Hannah Craven, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 19 of 21


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590



                                  DRP SCM CORP.

              David Powers, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 20 of 21

                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

                                  SAM SCM CORP.

            Samantha McCuen, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

091935502                                                          Page 21 of 21


                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners which are not individuals, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                       THE HARVEY SANDLER REVOCABLE TRUST
               Harvey Sandler, Sole Trustee and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

                                   DRP SA LLC

          David Powers, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                                   SAM SA LLC

         Samantha McCuen, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022